UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. _____)*

                     GREAT EXPECTATIONS AND ASSOCIATES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   390375 10 3
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                             CHARLOTTE EDELMAN, ESQ.
--------------------------------------------------------------------------------
                MINTZ LEVIN COHEN FERRIS GLOVSKY AND POPEO, P.C.
                        666 THIRD AVENUE, NEW YORK 10017

                                 (212) 692-6730
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                NOVEMBER 12, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 11 pages

                                                                 SCHEDULE 13D
--------------------------------------------------------------------------------
                                                                       13D
CUSIP NO.  390375 10 3
--------------------------------------------------------------------------------
 1
         NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
         ONLY)

         SUNRISE EQUITY PARTNERS, LP / IRS IDENTIFICATION NO. 55-0843670
--------------------------------------------------------------------------------
 2
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)               (a) |_|
                                          (b) |X|
--------------------------------------------------------------------------------
 3       SEC USE ONLY
--------------------------------------------------------------------------------
 4
         SOURCE OF FUNDS (See Instructions)
         WC
--------------------------------------------------------------------------------
 5
         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                 |_|
--------------------------------------------------------------------------------
 6
         CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE
--------------------------------------------------------------------------------
        NUMBER OF           7
                                    SOLE VOTING POWER
        SHARES
                                    1,742,160 (See Item 5)
                           -----------------------------------------------------
        BENEFICIALLY        8
                                    SHARED VOTING POWER
        OWNED BY
                                    0
                           -----------------------------------------------------
        EACH                9
                                    SOLE DISPOSITIVE POWER
        REPORTING
                                    1,742,160 (See Item 5)
                           -----------------------------------------------------
        PERSON             10
                                    SHARED DISPOSITIVE POWER
        WITH
                                    0
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,742,160 (See Item 5)
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

          (See Instructions)                                            |_|
--------------------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.53%
--------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON (See Instructions)

          PN
--------------------------------------------------------------------------------


                               Page 2 of 11 pages

--------------------------------------------------------------------------------
                                                                        13D
CUSIP NO.  390375 10 3
--------------------------------------------------------------------------------
 1
          NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
          ONLY)

          LEVEL COUNTER, LLC / IRS IDENTIFICATION NO.  55-0843665


--------------------------------------------------------------------------------
 2
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (See Instructions)               (a) |_|
                                           (b) |X|
--------------------------------------------------------------------------------
 3
          SEC USE ONLY
--------------------------------------------------------------------------------
 4
          SOURCE OF FUNDS (See Instructions)

          00
--------------------------------------------------------------------------------
 5
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                            |_|
--------------------------------------------------------------------------------
 6
          CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE
--------------------------------------------------------------------------------
NUMBER OF                  7
                                   SOLE VOTING POWER
SHARES
                                   1,742,160 (See Item 5)
                          ------------------------------------------------------
BENEFICIALLY               8
                                   SHARED VOTING POWER
OWNED BY
                                   0
                          ------------------------------------------------------
EACH                       9
                                   SOLE DISPOSITIVE POWER
REPORTING
                                   1,742,160 (See Item 5)
                          ------------------------------------------------------
PERSON                    10
                                   SHARED DISPOSITIVE POWER
WITH
                                   0
--------------------------------------------------------------------------------

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,742,160 (See Item 5)
--------------------------------------------------------------------------------

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

       (See Instructions)                                               |_|
--------------------------------------------------------------------------------

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       5.53%
--------------------------------------------------------------------------------

14     TYPE OF REPORTING PERSON (See Instructions)

       OO
--------------------------------------------------------------------------------

                               Page 3 of 11 pages

--------------------------------------------------------------------------------
                                                                        13D
CUSIP NO.  390375 10 3
--------------------------------------------------------------------------------

 1
       NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
       ONLY)

       NATHAN A. LOW


--------------------------------------------------------------------------------
 2
       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (See Instructions)               (a) |_|
                                        (b  |X|)
--------------------------------------------------------------------------------
 3
       SEC USE ONLY
--------------------------------------------------------------------------------
 4
       SOURCE OF FUNDS (See Instructions)

       OO
--------------------------------------------------------------------------------
 5
       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                               |_|
--------------------------------------------------------------------------------
 6
       CITIZENSHIP OR PLACE OF ORGANIZATION

       NEW YORK
--------------------------------------------------------------------------------
        NUMBER OF               7
                                                  SOLE VOTING POWER
        SHARES
                                                  1,407,068 (See Item 5)
                              --------------------------------------------------
        BENEFICIALLY            8
                                                  SHARED VOTING POWER
        OWNED BY
                                                  1,742,160 (See Item 5)
                              --------------------------------------------------
        EACH                    9
                                                  SOLE DISPOSITIVE POWER
        REPORTING
                                                  1,407,068 (See Item 5)
                              --------------------------------------------------
        PERSON                 10
                                                  SHARED DISPOSITIVE POWER
        WITH
                                                  1,742,160 (See Item 5)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,149,228 (See Item 5)
--------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

         (See Instructions)                                             |X|
--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         10.00%
--------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON (See Instructions)

         IN
--------------------------------------------------------------------------------


                               Page 4 of 11 pages

--------------------------------------------------------------------------------
                                                                        13D
CUSIP NO.  390375 10 3
--------------------------------------------------------------------------------
 1
       NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
       ONLY)

       AMNON MANDELBAUM

--------------------------------------------------------------------------------
 2
       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (See Instructions)               (a) |_|
                                        (b) |X|
--------------------------------------------------------------------------------
 3
       SEC USE ONLY
--------------------------------------------------------------------------------
 4
       SOURCE OF FUNDS (See Instructions)

       OO
--------------------------------------------------------------------------------
 5
       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                               |_|
--------------------------------------------------------------------------------
 6
       CITIZENSHIP OR PLACE OF ORGANIZATION

       NEW YORK
--------------------------------------------------------------------------------
  NUMBER OF                      7
                                         SOLE VOTING POWER
  SHARES
                                         1,017,959 (See Item 5)
                                ------------------------------------------------
  BENEFICIALLY                   8
                                         SHARED VOTING POWER
  OWNED BY
                                         1,742,160 (See Item 5)
                                ------------------------------------------------
  EACH                           9
                                         SOLE DISPOSITIVE POWER
  REPORTING
                                         1,017,959 (See Item 5)
                                ------------------------------------------------
  PERSON                        10
                                         SHARED DISPOSITIVE POWER
  WITH
                                         1,742,160 (See Item 5)
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,760,119 (See Item 5)
--------------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

          (See Instructions)                                            |_|
--------------------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          8.77%
--------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON (See Instructions)

          IN
--------------------------------------------------------------------------------


                               Page 5 of 11 pages

--------------------------------------------------------------------------------
                                                                        13D
CUSIP NO.  390375 10 3
--------------------------------------------------------------------------------
1
        NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
        ONLY)

        MARILYN ADLER

--------------------------------------------------------------------------------
2
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)               (a) |_|
                                         (b) |X|
--------------------------------------------------------------------------------
3
        SEC USE ONLY
--------------------------------------------------------------------------------
4
        SOURCE OF FUNDS (See Instructions)

        OO
--------------------------------------------------------------------------------
5
        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                              |_|
--------------------------------------------------------------------------------
6
        CITIZENSHIP OR PLACE OF ORGANIZATION

        NEW YORK
--------------------------------------------------------------------------------
        NUMBER OF                7
                                                   SOLE VOTING POWER
        SHARES
                                                   0
                               -------------------------------------------------
        BENEFICIALLY             8
                                                   SHARED VOTING POWER
        OWNED BY
                                                   1,742,160 (See Item 5)
                               -------------------------------------------------
        EACH                     9
                                                   SOLE DISPOSITIVE POWER
        REPORTING
                                                   0
                               -------------------------------------------------
        PERSON                  10
                                                   SHARED DISPOSITIVE POWER
        WITH
                                                   1,742,160 (See Item 5)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,742,160
--------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

         (See Instructions)                                             |_|
--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.53%
--------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON (See Instructions)

         IN
--------------------------------------------------------------------------------


                               Page 6 of 11 pages

                                  SCHEDULE 13D

      Item 1. Security and Issuer

      This statement on Schedule 13D relates to the common stock, no par value per share (the "Common Stock") of Great Expectations and Associates, Inc., a Colorado corporation (the "Company"), the principal executive offices of which are located at 212 Carnegie Center, Suite 206, Princeton, New Jersey 08540.

      Item 2. Identity and Background

      This statement is being filed on behalf of Sunrise Equity Partners ("SEP"), Level Counter, LLC ("LC"), Nathan A. Low, Amnon Mandelbaum and Marilyn Adler (collectively, the "Reporting Persons"). SEP, a Delaware limited partnership, is a private investment company. LC, a Delaware limited liability company, is the general partner of SEP. Mr. Low is the president of Sunrise Securities Corp., a New York corporation and registered broker dealer ("Sunrise"), and a manager of LC. Mr. Mandelbaum is a Managing Director at Sunrise and a manager of LC. Ms. Adler is a manager of LC. As the managers of LC, which in turn is the general partner of SEP, Mssers. Low and Mandelbaum and Ms. Adler have voting and dispositive authority with regard to the securities held by SEP and reported hereby. Such authority is exercised only by unanimous vote of Mssers. Low and Mandelbaum and Ms. Adler. Mr. Low is the sole director and stockholder of Sunrise and holds sole voting and dispositive authority with regard to securities held by Sunrise. The principal business address of all Reporting Persons is 641 Lexington Avenue, New York, New York 10022.

      During the last five years, none of the Reporting Persons have been (i) convicted in any criminal proceeding, nor (ii) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he, she or it is or was subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      The Reporting Persons have filed this joint Schedule 13D because of the possibility that they might be deemed a group. However, none of the Reporting Persons exercise voting or dispositive authority over securities held by any other Reporting Person except that (1) Mssers. Low and Mandelbaum and Ms. Adler, by unanimous vote in their capacity as managers of LC, the general partner of SEP, exercise voting and dispositive authority over the securities held directly by SEP and indirectly by LC, and (2) Mr. Low exercises voting and dispostive authority over the securities held by Sunrise. Accordingly, the Reporting Persons do not believe that they should be considered a group and this joint filing of this Schedule 13D should not be deemed an admission that they are a group.

      Item 3. Source and Amount of Funds or Other Consideration

      On November 12, 2004, upon the initial closing of a private placement offering to accredited investors by the Company (the "Private Placement"), SEP purchased 20 Units of the Company's equity securities, at a price per unit of $25,000, each unit consisting of 87,108 shares of Common Stock and a 5-year warrant to purchase 87,108 shares of Common Stock at $.40 per share, subject to certain so-called "blocker" or "conversion cap" limitations on exercise contained therein. The aggregate purchase price for the 20 units was $500,000, which amount was paid to the Company in cash from SEP's working capital.
Also on November 12, 2004, the Company issued shares of its Common Stock and 5-year warrants to purchase shares of Common Stock to Mssers. Low and Mandelbaum and to Sunrise as consideration for services rendered to the Company in connection with the Private Placement. (See also, Item 5.)


                               Page 7 of 11 pages

      Item 4. Purpose of Transaction

      Each of the Reporting Persons acquired the securities reported hereby for investment purposes only. None of the Reporting Persons has any plan or proposal which relates to, or would result in:

      (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

      (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

      (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

      (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

      (e) any material change in the present capitalization or dividend policy of the Company;

      (f) any other material change in the Company's business or corporate structure, including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

      (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

      (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933; or

      (j) any action similar to any of those enumerated above.


                               Page 8 of 11 pages

      Item 5. Interest in Securities of the Issuer

      As reported in the Company's Current Report on 8-K, filed November 18, 2004, on November 12, 2004, the Company consummated the initial closing of the Private Placement. At such closing, SEP purchased 20 Units of the Company's equity securities, at a price per unit of $25,000, each unit consisting of 87,108 shares of Common Stock and a 5-year warrant to purchase 87,108 shares of Common Stock at $.40 per share, subject to certain limitations on exercise contained therein. The 20 units are, in the aggregate, comprised of (a) 1,742,160 shares of Common Stock, and (b) 1,742,160 shares of Common Stock issuable upon exercise of warrants (none of which are, or will become, exercisable in the next 60 days). Mssers. Low and Mandelbaum and Ms. Adler are the managers of LC, which in turn is the general partner of SEP. As such, Mssers. Low and Mandelbaum and Ms. Adler have voting and dispositive authority over the Company's securities held by SEP. Further, such authority may only be exercised by unanimous vote. Accordingly, each of Mssers. Low and Mandelbaum and Ms. Adler may be deemed to have beneficial ownership of such securities. Following the issuance of shares of Common Stock in the Private Placement, as advised by the Company's counsel and as reported in the Company's aforementioned 8-K, as of November 12, 2004, the Company has 31,488,161 shares of Common Stock outstanding. Accordingly, the 1,742,160 shares of Common Stock beneficially held by SEP constitute 5.53% of the Company's currently outstanding Common Stock.

      As partial consideration for its services as placement agent for the Private Placement, Sunrise and its designees who provided services in connection with the Private Placement, including Mssers. Low and Mandelbaum, received shares of Common Stock and warrants to purchase additional shares of Common Stock at $.287 per share, subject to certain so-called "blocker" or "conversion cap" limitations on exercise contained therein (such shares and warrants, the "Fee Securities").

      Mr. Low's beneficial ownership of 3,149,228 shares of Common Stock, consists of (a) 1,742,160 shares of Common Stock beneficially held by SEP as described above, and (b) Fee Securities, consisting of (i) 1,023,793 shares of Common Stock and warrants to purchase up to an additional 670,731 shares of Common Stock (none of which are, or will become, exercisable in the next 60 days), issued to Mr. Low, and (ii) 383,275 shares of Common Stock and warrants to purchase up to an additional 348,432 (none of which are, or will become, exercisable in the next 60 days), issued to Sunrise. As described above, Mr. Low has shared voting and dispositive authority over the shares held by SEP. Mr. Low has sole voting and dispositive authority over the securities referreced in
(b)(i) and (ii) above. Mr. Low's beneficial ownership of 3,149,228 shares of Common Stock does not include shares of Common Stock held by Sunrise Foundation Trust, a charitable trust, of which Mr. Low is trustee. Mr. Low disclaims beneficial ownership of the shares of Common Stock held by Sunrise Foundation Trust. Based on the 31,488,161 shares of Common Stock outstanding, Mr. Low's 3,149,228 shares constitute 10.00% of the Company's currently outstanding Common Stock.

      Mr. Mandelbaum's beneficial ownership of 2,760,119 shares of Common Stock, consists of (a) 1,742,160 shares of Common Stock held by SEP as described above, and (b) Fee Securities, consisting of 1,017,959 shares of Common Stock and warrants to purchase up to an additional 603,214 shares of Common Stock (none of which are, or will become, exercisable in the next 60 days), issued to Mr. Mandelbaum. As described above, Mr. Mandelbaum has shared voting and dispositive authority over the shares held by SEP. Mr. Mandelbaum has sole voting and dispositive authority over the securities referenced in (b) above. Based on the 31,488,161 shares of Common Stock outstanding, Mr. Mandelbaum's 2,760,119 shares constitute 8.77% of the Company's currently outstanding Common Stock.


                               Page 9 of 11 pages

      Ms. Adler's beneficial ownership of 1,742,160 shares of Common Stock, consists solely of the 1,742,160 shares of Common Stock held by SEP as described above. As described above, Ms. Adler has shared voting and dispositive authority over the shares held by SEP. Based on the 31,488,161 shares of Common Stock outstanding, Ms. Adler's 1,742,160 shares constitute 5.53% of the Company's currently outstanding Common Stock.

      Except as described above, during the past sixty days, none of the Reporting Persons has not effected any transactions in shares of Common Stock.

      Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      The warrants described above are evidenced by warrant agreements, which provide, among other things, (a) for exercise by cashless exercise, (b) an exercise period which commenced on November 12, 2004 and will expire on the fifth anniversary thereof, (c) weighted-average antidilution protection in the event that the Company issues equity securities at a price below the then current exercise price and standard antidilution protection in the case of a stock split, stock combination or other events, and (d) so-called "blocker" or "conversion cap" limitations on exercise.

      In connection with the Private Placement, pursuant to a Registration Rights Agreement, the Company has agreed to register for resale shares of Common Stock issued by the Company in the Private Placement, including the shares of Common Stock reported hereby.

      Item 7. Material to be Filed as Exhibits

      Not applicable.


                              Page 10 of 11 pages

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    November 22, 2004

                                    /s/ Nathan A. Low, individually and
                                    -----------------
                                    in his capacity as a manager of Level
                                    Counter LLC, the general partner of
                                    Sunrise Equity Partners, LP.

                                    /s/ Amnon Mandelbaum, individually and in
                                    --------------------
                                    his capacity as a manager of Level Counter,
                                    LLC, the general partner of Sunrise Equity
                                    Partners, LP

                                    /s/ Marilyn Adler, individually and in her
                                    -----------------
                                    capacity as a manager of Level Counter,
                                    LLC, the general partner of Sunrise Equity
                                    Partners, LP


                              Page 11 of 11 pages